Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a notice of relevant fact (hecho relevante) issued by Gas Natural SDG, S.A. relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa.

This is an English translation of a Spanish relevant fact.

In case of discrepancies, the Spanish version will prevail

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A., in compliance with Article 82 of Spanish Securities Law 24/1988 of July 28, hereby notifies the Spanish National Energy Commission (Comisión Nacional de la Energía) of the following

RELEVANT FACT

With reference to the case file which the Government of the Autonomous Community of Madrid has made public today concerning the segregation of the secondary transportation and distribution assets of Gas Natural SDG in favor of Gas Natural Distribución SDG and Gas Natural Transporte SDG, the company wishes to make clear the following:

1. Gas Natural SDG has not received any official notice of the opening of any case file by the Government of the Community of Madrid.

2. Gas Natural SDG notified the competent authority on the matter, the National Energy Commission (Comisión Nacional de la Energía) (CNE), of the segregation of the secondary transportation and distribution assets, approved by the General Shareholders’ Meeting of 2004 and by the Board of Directors of the company at a meeting held on September 30, 2005.

3. The Community of Madrid is not the competent authority to authorize or not authorize this asset transfer. Pursuant to Articles 67.1 and 73.2 of the Hydrocarbons Law, the transfer of such facilities is subject solely to notice to the authority that granted the original authorization.

4. With respect to the Royal Decree also cited by the Government of the Community of Madrid, Gas Natural SDG wishes to reiterate that Article 86 of said decree, apart from violating the provisions of the Law, applies solely to authorizations granted by the Ministry of Industry “affecting more than one Autonomous Community”, which is not applicable in this case. The Autonomous Community of Madrid lacks regulatory power on this subject and must therefore comply with the provisions of the Law, not the regional Royal Decree.

5. In any case, in the next few days the company intends give notice of the transfer of assets to Gas Natural Distribución, within the framework of the regular contacts that the company has with the Government of the Community of Madrid.

6. The company has segregated the distribution and transportation assets in compliance with the regulations, thus making it difficult to penalize someone who is limited to complying with the law.

7. The company within the Group which has been carrying out the distribution in the Community of Madrid up to now was Gas Natural SDG, with offices in Barcelona. In this regard, there is no change with respect to the previous situation.

Barcelona, October 20, 2005